                                                               [ZOLTEK logo]




                                 May 2, 2005




VIA UPS NEXT DAY AIR AND EDGAR

Attention: Mr. Thomas E. Dyer, Staff Accountant

Re:    Zoltek Companies, Inc.
       Form 10-K for the Fiscal Year Ended September 30, 2004
       Form 10-Q for the Fiscal Quarter Ended December 31, 2004
       File No. 000-20600

Dear Mr. Dyer:

We are in receipt of the Staff's comment letter, dated March 28, 2004, pursuant to which the Staff commented on the Annual Report on Form 10-K for the fiscal year ended September 30, 2004, and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2004, filed by Zoltek Companies, Inc. ("Zoltek"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.

Form 10-K for the Fiscal Year ended September 30, 2004
------------------------------------------------------

Item 8.  Financial Statements and Supplementary Data - Page 25
--------------------------------------------------------------

Zoltek Companies, Inc. Report of Management - Page 25
-----------------------------------------------------

1.       We note your statement that "[t]he Company maintains accounting and internal control systems that it believes are adequate...." Please note that we have not objected to this disclosure since you were not required to include management's assessment of the effectiveness of your internal control over financial reporting and the other disclosures required by Item 308(a) of Regulation S-K in this Form 10-K. Please also note, however, that you will be required to include a statement as to the effectiveness, rather than the adequacy, of your internal control over financial reporting in all future filings in which you are required to include the internal control over financial reporting disclosures called for under Item 308(a) of Regulation S-K. Please prepare your future filings accordingly.



   ZOLTEK COMPANIES, INC. * 3101 MCKELVEY RD. * ST. LOUIS, MO 63044 (USA)
                      314/291-5110 * FAX: 314/291-9082


Mr. Thomas E. Dyer
May 2, 2005
Page 2


         Response:
         ---------

         Zoltek has noted the Staff's comment regarding the required disclosure regarding the effectiveness of our internal controls over financial reporting, and will include such statement in all future filings in which Zoltek is required to include the internal control over financial reporting disclosures required under Item 308(a) of Regulation S-K.

2. In future filings, please revise your "Report of Management" to eliminate the last sentence of the fourth paragraph as management generally should refrain from including disclosures that attempt to interpret or otherwise explain the meaning of the statements included in the audit report.

         Response:
         ---------

         Zoltek has noted and understands the Staff's comment regarding elimination of the last sentence of the fourth paragraph of the "Report of Management" and will comply with the Staff's comment in future filings where applicable.

Note 1.  Summary of Significant Accounting Policies - Page 31
-------------------------------------------------------------

Revenue Recognition - Page 31
-----------------------------

3. Your accounting policy for revenue recognition should address the criteria in SAB Topic 13.A and explain how the company applies the criteria to its specific situation. Your policy should also discuss how you account for revenue derived from each significant type of revenue. Also, please tell us and, if significant, disclose in future filings your accounting policies for rights of return, acceptance, installation and warranty provisions, if any. Please also address how you account for change orders, claims, revisions to estimates, and provisions for anticipated losses on contracts.

         Response:
         ---------

         Zoltek's business generates two significant types of revenues. The most significant type consists of the sale of manufactured products, primarily carbon fibers, oxidized acrylic fibers and carbon fibers pre-impregnated with resin. Sales transactions are initiated through customer purchase orders or sales agreements, which include fixed pricing for the material. Revenue from the sale of these products is recognized on the date title to the product sold transfers to the customer, which date is typically the shipping date. In addition, we sell product on consignment, in which case revenue is recognized on the date the product is consumed by the buyer.

         The second type of revenue consists of the sale of engineered equipment used to produce composite materials. Sales transactions are initiated through customer purchase orders or


Mr. Thomas E. Dyer
May 2, 2005
Page 3


         sales agreements, which include fixed pricing for the equipment. Given the nature of this activity, which involves fabricating machinery on a project basis, revenue is recognized on the percentage of completion basis based on the percentage of estimated total project cost incurred to date. At each reported balance sheet date, we assess the projects being accounted for on a percentage of completion basis and take into consideration any issues related to change orders, revisions to estimates, provisions for anticipated losses on contracts and other relevant considerations in SAB Topic 13.A, and adjust the reported revenue and expense amounts accordingly.

         Installation, warranty provisions, change orders, claims, revisions to estimates and provisions for anticipated losses on contracts as defined under SAB Topic 13.A historically have not been material to either type of revenue (less than $10,000 gross margin impact for fiscal 2004 and fiscal 2003.)

         The customer accepts manufactured product prior to shipment and, accordingly, shipments are not subject to any acceptance criteria. Zoltek does record an allowance for returns of defective product and records a charge on the consolidated statement of operations when the customer notifies and returns defective product to us. We do not accrue an allowance at the time of sale for defective product because historically the amounts have been immaterial (e.g., gross margin impact of less than $40,000 in fiscal 2004 and 2003).

         In future filings, we propose to modify our revenue recognition footnote as follows:

         Sales transactions are initiated through customer purchase order or sales agreement which includes fixed pricing terms. The Company recognizes sales for manufactured products on the date title to the sold product transfer to the customer, which is the either the shipping date or the date consumed by the customer if sold on consignment. Revenues generated by its Entec Composite Machines subsidiary are recognized on a percentage of completion basis based on the percentage of total project cost incurred to date which include change orders, revisions to estimates and provisions for anticipated losses on contracts. Manufactured products are accepted prior to shipment and thus an allowance for allowance for returns is not accrued as historical returns have not been material. The Company reviews its accounts receivables on a monthly basis to identify any specific customers for collectibility issues. If the Company deems that an amount due from a customer as uncollectible the amount is recorded as expense in the statement of operations.

Note 2.  Financing and Liquidity - Page 35
------------------------------------------

4. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the conversion rights, including when the rights are exercisable, how you calculated the amount of the beneficial conversion feature and how you are accounting for that feature including the amortization of the associated


Mr. Thomas E. Dyer
May 2, 2005
Page 4


         discount. Include your analysis under SFAS 133 of whether the feature is a derivative. See EITF 98-5. Please provide similar disclosures in future filings.

         Response:
         ---------

         Each issuance of convertible debt is summarized in the table below which sets forth the significant terms of the debt, including conversion rights, and factors used to calculate the discount and beneficial conversion feature. The discount was determined to be the fair value of the warrants issued in connection with the convertible debt, which was calculated using the Black-Scholes model. The beneficial conversion feature was determined by comparing the fair value of the convertible per share to the stock price as of the date the agreement was executed. The warrant discount and beneficial conversion feature are being amortized over the life of the associated debt using the effective interest rate method. Both the convertible debt and warrants may be converted or exercised from and after the date agreement was executed. We will provide similar disclosure in a footnote to our financial statements in future filings.

         -------------------------------------------------------------------------------------------------------------
                                 February          January            March            October           February
                                   2003              2004              2004              2004              2005
         -------------------------------------------------------------------------------------------------------------
         Amount of
         Debenture
         (millions)          $8.1              $7.0              $5.75             $20.0             $20.0
         -------------------------------------------------------------------------------------------------------------
         Per share
         Conversion Price    $3.25             $5.40             $7.25             $12.00            $20.00
         -------------------------------------------------------------------------------------------------------------
         Interest Rate       7.5%              6.0%              6.0%              7.0%              7.5%
         -------------------------------------------------------------------------------------------------------------
         Term of Debenture   60 months         30 months         30 months         42 months         42 months
         -------------------------------------------------------------------------------------------------------------
         Warrants Issued     405,000           323,995           230,000           500,000           457,142
         -------------------------------------------------------------------------------------------------------------
         Term of Warrant     60  months        48 months         48 months         72 months         48 months
         -------------------------------------------------------------------------------------------------------------
         Fair Value of
         Warrant             $0.93             $3.53             $6.96             $5.71             $8.46
         -------------------------------------------------------------------------------------------------------------
         Intrinsic Value
         of Debt             $3.11             $4.64             $5.98             $10.50            $16.76
         -------------------------------------------------------------------------------------------------------------
         Beneficial
         Conversion Feature  No                Yes               Yes               No                No
         -------------------------------------------------------------------------------------------------------------
         OTHER PARAMETERS USED TO CALCULATE FAIR VALUE OF WARRANTS AND DEBT
         -------------------------------------------------------------------------------------------------------------
         Stock Price on
         Date of Agreement   $1.58             $5.40             $9.53             $9.01             $16.68
         -------------------------------------------------------------------------------------------------------------
         Stock Volatility    100%              90.2%             97.73%            74%               64%
         -------------------------------------------------------------------------------------------------------------
         Dividend Yield      0.0%              0.0%              0.0%              0.0%              0.0%
         -------------------------------------------------------------------------------------------------------------
         Risk Free
         Interest Rate       3.0%              2.74%             2.52%             4.25%             4.25%
         -------------------------------------------------------------------------------------------------------------


Mr. Thomas E. Dyer
May 2, 2005
Page 5


         Our methodology for determining whether or not the convertible debt instruments contained any potential FAS 133 beneficial conversion features is summarized as follows:

                  In accordance with paragraph 16 of EITF 98-5, we assessed whether the embedded conversion feature of the convertible debt meets the derivative criteria in paragraph 12 of FASB
                  133. Paragraph 12(c) of FASB 133 indicates that for an embedded derivative to apply derivative accounting it must meet the criteria of FASB 133 if it were a freestanding instrument. In evaluating the FASB 133 criteria in paragraph 6 through 11, we believe that the embedded derivative qualifies for the exception in Paragraph 11 (a) of FASB 133. Paragraph 11(a) of FASB 133 states that if a freestanding instrument qualifies for classification in stockholders' equity and is indexed to our own stock, then derivative accounting under FASB 133 is not required.

                  We then utilized EITF 00-19 for the evaluation of whether this would qualify for classification as equity, if it were a freestanding instrument. Paragraph 4 of EITF 00-19 indicates that for purposes of evaluating whether an embedded derivative indexed to a company's own stock would be classified in stockholders' equity if freestanding, the requirements of EITF 00-19 paragraphs 12-32 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

                  Based on Zoltek's review of the convertible debt agreements, it was determined that the agreements met the requirements of a convertible debt instrument, described in paragraph 4 of EITF 00-19 due to the following:

                                    (1) The debt may be converted at the
                           election of the holders at any time prior to maturity based upon a fixed number of shares as outlined within the original debt agreement.

                                     (2) The debt holder does not hold the
                           authority within the agreement to force cash settlement of the outstanding obligations upon the maturity of the instruments.

                  Based upon this fact pattern, Zoltek has determined that the requirements of paragraphs 12-32 in EITF 00-19 are not applicable to the conversion feature in determining if it meets equity classification. We then considered paragraph 8 of EITF 00-19 and concluded that equity classification is appropriate given the settlement rights discussed above. Therefore, since the embedded conversion feature would receive equity classification on a freestanding basis and the instrument is indexed to our own stock the exclusion included within paragraph


Mr. Thomas E. Dyer
May 2, 2005
Page 6


                  11(a) of FAS 133 applies and derivative accounting is not required for the conversion feature.

5. For each issuance of convertible debt, including issuances subsequent to September 30, 2004, please tell us the significant terms of the warrants, including when the warrants are exercisable, how you calculated the amount of the related discount and how you are accounting for the warrants. See EITF 00-19. Please provide similar disclosures in future filings.

         Response:
         ---------

         Each issuance of warrants that accompanied the above-described convertible debt issuances is summarized above in the table provided above in response to comment 4 which sets forth the significant terms of the warrants, including when the warrants are exercisable, how we calculated the amount of the related discount and how we are accounting for the warrants. We will provide similar disclosure in a footnote to our financial statements in future filings.

         Zoltek assessed whether or not the warrants issued in connection with the convertible debt instruments required equity or liability classification in Zoltek's balance sheet under the guidance set forth within EITF 00-19. As outlined within paragraph 8 of EITF 00-19, equity recognition of freestanding contracts is applied when contracts give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met. Through Zoltek's review of the warrant agreements, it was determined that the agreements provide Zoltek the option of net share settlement at the strike date and do not allow the holder the option of cash or physical settlement.

         The warrant agreements do not contain any provisions that could require net-cash settlement, except for the acceptable exclusion discussed in paragraph 27 of EITF 00-19 in which the holders of the underlying shares would receive the same consideration in the case of a consolidation, merger, sale or conveyance.

         The terms of the warrants permit Zoltek to deliver unregistered shares to the holders in settlement of its obligations thereunder (paragraphs 14-18). Nevertheless, Zoltek agreed to register the resale of the maximum number of shares that it might be required to issue to settle the warrant agreements at the inception of the agreement. Although it is Zoltek's intention to deliver shares, the resale of which has been registered, it has the ability under the warrants to deliver unregistered shares.

         Zoltek has sufficient authorized and unissued shares available to settle the contract after considering all other current commitments that may require the issuance of its stock prior to the warrant termination dates (paragraph 19). Zoltek currently has 50 million shares


Mr. Thomas E. Dyer
May 2, 2005
Page 7


         authorized with approximately 16.5 million shares outstanding. In addition, the contract contains an explicit limit on the number of shares to be delivered in a share settlement (paragraphs 20-24).

         There are no required cash settlement payments to the counterparty in the event the Company fails to make timely filings with the SEC (paragraph 25). There are no required cash settlement payments to the counterparty that would constitute cash settled "top-off" or "make-whole" provisions (paragraph 26). No provisions of the securities purchase agreement would obligate Zoltek to make cash payments to the contract holders if the shares initially delivered upon settlement are subsequently sold by the holders and the sales proceeds are insufficient to provide the holders with an acceptable return.

         The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares (paragraphs 27-28).

         There are no provisions in the warrant agreements that provide the holders with rights that rank higher than those of a shareholder of Zoltek common stock underlying the stock purchase contracts (paragraphs 29-31). Additionally, the holders have no rights with respect to their common stock prior to the settlement of the contracts, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on their common stock. In the event of bankruptcy, insolvency or reorganization, the purchase contracts, their rights and obligations, and those of the holders of the units automatically terminate.

         No provisions of the warrant agreements would obligate them to post collateral of any kind for the benefit of the holders at any point or for any reason in connection with the contracts (paragraph 32).

         Based on the above analysis, Zoltek management concluded that the warrant agreements should be classified as equity instruments under the provisions of EITF 00-19 and recorded at their initial fair value in the financial statements as additional paid-in capital.

         Due to the aforementioned facts, the Zoltek determined that the accounting model developed under EITF 98-5 and EITF 00-27 is appropriate.

Note 3.  Discontinued Operations - Page 37
------------------------------------------

6. We note that Hardcore Composites issued to you a series of unsecured promissory notes in connection with the sale of your interest in that entity, and that you recorded a full valuation allowance against the promissory notes. Please tell us and disclose in future filings the original amounts of the notes and the current status of the notes, and if the related allowance amounts are included in Schedule II on page 57.


Mr. Thomas E. Dyer
May 2, 2005
Page 8


         Response:
         ---------

         The aggregate original value of the unsecured promissory notes in connection with the sale of Hardcore was $9,265,000, for which a full valuation allowance has been recorded. A full valuation allowance is appropriate in light of Hardcore's current financial condition which, among other relevant factors, make the collection of the promissory notes doubtful. The valuation allowance is not currently included in Schedule II "Valuation and Qualifying Accounts and Reserves." In future filings, Zoltek will include the original amount of the notes and status of collection and will include the valuation allowance as part of Schedule II.

7. We note that you continue to guaranty Hardcore Composite's lease obligations to the former owner, and that the lease obligations expire March 31, 2008. Given Hardcore Composite's existing financial condition as of the date of sale, please tell us and disclose in future filings if you have had to pay any portion of these obligations. Please revise future filings to include the disclosures required by paragraph 13 of FIN 45.

         Response:
         ---------

         To date, the Company has not made any payments of any portion of this obligation. Zoltek currently is in litigation with the seller of the Hardcore business as described in Note 3 to the consolidated financial statements for the fiscal year ended September 30, 2004, and has accrued liability in respect of a judgment for $1.1 million that was entered by the trial court, which Zoltek believes is the maximum amount it will owe under the guaranty. Zoltek is currently appealing the judgment, which is its only means of recourse regarding the guaranty. The Company already includes the majority of the information required by paragraph 13 of FIN 45 in the following paragraph from the 10-K and will add a statement regarding the Company's recourse actions.

         However, the Company continues to guaranty Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The obligation relates to a lease of the Hardcore Composites manufacturing facility, which expires March 31, 2008. Hardcore no longer occupies the facility and, accordingly, in connection with the ongoing litigation with the former owner, Zoltek is asserting that Zoltek has no further ongoing guaranty obligation with respect to the lease.

8. We note on page 5 that you are currently seeking to sell certain business units of your Zoltek Rt. subsidiary. Please tell us why you did not classify these units as discontinued operations.



Mr. Thomas E. Dyer
May 2, 2005
Page 9


         Response:
         ---------

         In order to classify these divisions as discontinued operations, the plan of disposition must meet the held for sale criteria in paragraph 30 of FASB 144. These criteria indicate that the sale of the asset must be probable and transfer of the asset must be expected to qualify for recognition as a completed sale within one year for a long lived asset or disposal group to be classified as held for sale. Currently the subject business units do not meet those criteria.

Note 4.  Inventories - Page 39
------------------------------

9. We note in Schedule II that you have experienced a steady reduction in the inventory reserve for specific inventory items. The footnote to the table states that the reduction in each period is due to reductions in the inventory reserve for specific inventory items. Please tell us and revise future filings to disclose whether or not these amounts relate to sales of reserved inventory. If not, please explain why you reduced the reserve in each period and whether or not the reduction resulted in writing back up inventory that was previously written down. Additionally, disclose in future filings any material impact on gross profit margins related to the subsequent sale of inventory that has been written down in MD&A.

         Response:
         ---------

         The reduction in these amounts relate to sales of reserved inventory, primarily our milled and chopped carbon fibers. To date the sale of reserved inventory has not had a material impact on gross profit margins. The Company has not written back up inventory that was previously written down. Zoltek will in future filings disclose in MD&A any material impact on gross profit margins related to the subsequent sale of inventory that has been written down and will change the footnote disclosure (2) on Schedule II to read as "Reduction in inventory reserve for sale of reserved inventory, primarily milled and chopped carbon fibers."

 Note 5.  Property and Equipment - Page 39
 -----------------------------------------

10. We note that [you] have $7,049,000 of construction in progress as of September 30, 2004. Please tell us and disclose in future filings your accounting policies with respect to capitalizing interest related to these assets.

         Response:
         ---------

         Currently, Zoltek does not capitalize interest related to assets that are classified as construction in process. The physical construction period of the production line assets



Mr. Thomas E. Dyer
May 2, 2005
Page 10


         utilized in the Company's operation is less than one year and, accordingly, the interest capitalized would not be material.

Item 9A. Controls and Procedures - Page 49
------------------------------------------

11. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer has concluded that the registrant's disclosure controls and procedures as of September 30, 2004 were effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise future filings to limit your conclusion to state simply whether the disclosure controls and procedures were effective. However, if you elect to retain qualifying language in your disclosure, revise so that the language is fully consistent with the definition of disclosure controls and procedures contained in Rule 13a-15(e).

         Response:
         ---------

         Zoltek has noted the Staff's comment and will comply with the comment in future filings by limiting our conclusion to state whether the disclosure controls and procedures were effective.


                                 *    *    *


Pursuant to your request, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.




Mr. Thomas E. Dyer
May 2, 2005
Page 11



                                     Very truly yours,

                                     ZOLTEK COMPANIES, INC.



                                     By:      /s/ Zsolt Rumy
                                         ----------------------------------

                                              Zsolt Rumy
                                              Chief Executive Officer